Exhibit 99.1

News
FOR IMMEDIATE RELEASE
BMO Financial Group to Record Certain Charges and a MasterCard Gain in the Fourth Quarter
TORONTO, November 16, 2007 - BMO Financial Group said today that it expects fourth quarter results (three months ended October 31, 2007) will include the following items:
•	Charges in BMO Capital Markets for certain trading activities and valuation adjustments of approximately $320 million pre-tax ($210 million after tax). The charges relate to:
•	Trading and structured credit-related positions and preferred shares (approximately $170 million pre-tax).
•	Canadian asset-backed commercial paper (approximately $135 million pre-tax).
•	Capital notes in the Links Finance Corporation and Parkland Finance Corporation structured investment vehicles or SIVs (approximately $15 million pre-tax on BMO’s $70 million investment in the approximate total of $2.2 billion of capital notes outstanding). In addition, BMO indicated that it will participate in the senior debt issued by these SIVs, up to a maximum of approximately $1.6 billion or 8% of the total senior debt currently outstanding.
•	A gain of approximately $110 million pre-tax ($85 million after tax) from the sale of MasterCard International Inc. shares will be recorded in Personal and Commercial Banking Canada’s results (P&C Canada). BMO also expects to record a charge of approximately $185 million pre-tax ($120 million after tax) to increase the liability for future customer redemptions related to its loyalty rewards program in P&C Canada’s MasterCard business.
•	BMO also noted that its strategy to reduce its commodities portfolio continued through the fourth quarter. Losses of approximately $25 million pre-tax ($15 million after tax) were recorded in BMO Capital Markets.
These items will lower earnings per share in the fourth quarter by approximately 50 cents.
BMO’s Tier 1 Capital Ratio remains strong.
BMO is in the process of completing its review and final fourth quarter closing procedures. Accordingly, the above information is based on current estimates and is subject to change. BMO will release its fourth quarter and fiscal 2007 results on November 27, 2007.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019